HILLS BANCORPORATION
                                EXHIBIT 11
                 COMPUTATION OF EARNINGS PER COMMON SHARE


                                                    Three Months Ended
                                                         March 31,
                                                      1995       1994

Shares of common stock, beginning                    487,773    487,622

  Shares issued during this period                       - -        - -

Shares of common stock, ending                       487,773    487,622




Weighted average number of shares                    490,799    488,691
  outstanding #




Earnings and Earnings per share:

  Net income (in thousands)                         $  1,217   $  1,171

  Earnings per common share                         $   2.48   $   2.40


# Computation of weighted average number of shares include equivalent shares attributable to stock options granted in 1993, computed under the treasury stock method.